Exhibit (a)(24)

December 4, 2006

Dear Gold Kist Producers:

I want to share with you some important news about our company. Today, Gold Kist and Pilgrim’s Pride Corporation announced that the two companies have entered into a definitive merger agreement to create the world’s leading chicken company.

Under the terms of the agreement, Pilgrim’s Pride will acquire all of the outstanding shares of Gold Kist common stock for $21 per share in cash. The transaction, which was unanimously approved by the boards of directors of both companies, has a total equity value of approximately $1.1 billion, plus the assumption of $144 million of Gold Kist’s debt. The press release announcing the agreement is attached.

We believe the combination of Gold Kist and Pilgrim’s Pride will create substantial benefits for the employees, customers, growers, business partners and shareholders of both companies. By combining as one company, we’ll be able to expand our geographic reach and customer base, allowing us to compete more efficiently and provide even better service to customers. Over the long-term, we believe this combination will result in greater business opportunities for you as the new company moves forward and grows.

As producers for Gold Kist, you have played an important role in our success. We appreciate and respect the work that each of you has performed on behalf of our company. Looking ahead, you will continue to play a key role in helping meet the needs of customers. Pilgrim’s Pride will be welcoming Gold Kist contract producers to the Pilgrim’s Pride family so you can participate in the long-term growth opportunities of the combined company.

However, it is important to note that the merger agreement is subject to the satisfaction of customary closing conditions. Until the merger is officially completed, Gold Kist and Pilgrim’s Pride remain separate companies, so it’s business as usual. We must all remain focused on continuing to do our jobs to the best of our abilities and providing outstanding service to our customers.

As we move forward, we will make every effort to keep you informed of new developments regarding the merger and subsequent integration process. If you have any questions, please do not hesitate to call your local division manager or field operations manager. We will do our best to answer your questions and address your concerns.

On behalf of our entire management team, thank you for your continued dedication and support. We look forward to working with Pilgrim’s Pride in forming the premier chicken company in the world.

Sincerely,

John Bekkers

President and CEO